Mail Stop 4561

June 23, 2008

A. Dale Mayo
President and Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

> **Re:** **Access Integrated Technologies, Inc.**
> **Amd. No. 1 to Registration Statement on Form S-3**
> **Filed June 13, 2008**
> **File no. 333-150661**

Dear Mr. Mayo:

We have reviewed your amended filing and have the following comments.

Form S-3/A

General

1. We reissue comment 1 of our letter dated June 2, 2008 in part. We note that you identify your outstanding registration statements by reference to the Commission file number at the bottom of the facing page. This procedure should be utilized only when you elect to rely on paragraph (a) of Securities Act Rule 429. See Rule 429(b). Absent the use of Rule 429, please revise the prospectus cover page to reference concisely your concurrent offerings and the number of shares that have yet to be sold off those previously effective registration statements.

Cover Page

2. Refer to comment 2 of our letter dated June 2, 2008. Although you have attempted to provide a definition of your use of the term "kicker shares", your revised disclosure still does not comport with Rule 421(d). If you elect to retain usage of this term on the cover and in the summary, revise to provide a description of the terms under which these securities will be issued that is consistent with basic plain English principles. It is not sufficient to indicate in generic terms that these shares are payable to the noteholders "under the terms" of the notes.

Selling Stockholders, page 15

3.   We note your response to comment 4 of our letter dated June 2, 2008. Please revise footnote (e) to the Selling Stockholders table to expressly state whether Messrs. Angelo and Gordon exercise voting and/or dispositive powers over the securities to be sold by Silver Oak Capital. Please similarly revise footnote (h) to indicate whether Messrs. Gruber and McBaine exercise voting and/or dispositive powers over the securities to be sold by Lagunitas Partners, Gruber & McBaine International and the Jon D & Linda W Gruber Trust.

Incorporation of Certain Documents by Reference, page 1

4.   Please revise your prospectus to incorporate by reference your Form 10-K for the year ended March 31, 2008. See Item 12(a) of Form S-3.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to our comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile: (212) 808-7897

A. Dale Mayo
Access Integrated Technologies, Inc.
June 23, 2008
Page 3

Carol W. Sherman, Esq.
Kelley Drye & Warren LLP
Telephone: (212) 808-7800